Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

15 December 2014

PRIMA INITIATES PANCREATIC CLINICAL TRIAL with CVAC™

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces that it has received the necessary regulatory approvals for the commencement of a single-arm, pilot trial for CVac in pancreatic cancer patients in remission, protocol number CAN-301.

Prima has received regulatory allowance and ethical approval in Bulgaria, Poland and Germany. Clinical sites are currently being initiated, following which patient screening will commence.

Up to 40 patients will be enrolled with the primary endpoint to evaluate the safety and tolerability of CVac in patients who are in remission with resected stage I or stage II adenocarcinoma of the pancreas, and as such looking at the maintenance treatment of these patients.

The annual incidence of pancreatic cancer in the major markets (USA, Japan, UK, Germany, France, Italy and Spain) is approximately 99,000 per annum. Of those, about 20,000 per annum are suitable for surgical resection and approximately 80-95% of those who survive surgery may be expected to benefit from CVac treatment. It will be the first time that CVac will be applied to a larger homogenous group of patients in a cancer indication other than ovarian cancer.

Pancreatic cancer is one of the most aggressive forms of cancer. For patients who present with pancreatic cancer early (stage I or II) surgery remains the most promising treatment to offer a potential cure. However, even then best 5-year survival rates are approximately 10%-20% with a median survival of 18-24 months following surgery. Current literature strongly supports immunotherapeutic approaches to treating pancreatic cancer in a maintenance setting after resection.

About the CAN-301 clinical trial

CAN-301 is a phase 2 trial of CVac in patients in remission with resected stage I or stage II adenocarcinoma of the pancreas who have completed surgery with or without front-line chemotherapy or radiation therapy. Up to 40 patients will be evaluated. The primary objective is to assess the safety and tolerability of CVac in these patients and the secondary objective is to assess the duration of Progression-Free Survival (PFS) and Overall Survival (OS). The project has received co-funding from the European Union and the Free State of Saxony.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Clinical Trial Synopsis

Title of Study	CVac as Maintenance Treatment Patients With Resected Stage I or Stage II Adenocarcinoma (Cancer) of the Pancreas

Objectives	Primary Outcome: Assessment of safety and tolerability of CVac. (adverse events, vital signs, 12 lead ECG, relevant changes in physical examination)

Secondary Outcome: Assessment of Progression-Free Survival (PFS) and Overall Survival (OS) following the initiation of CVac in this patient population

Study design	Phase 2 single arm, open label trial assessing safety and efficacy

Planned Sample size	Up to 40 patients

Key Inclusion Criteria	1.	Histologically or cytologically diagnosed adenocarcinoma of the pancreas, stage I or stage II disease
	2.	Postoperative confirmed R0 or R1 resection status with no evidence of residual disease based on radiographic Imaging

	3.	CA 19-9 less than 2 × the ULN by the central laboratory

	4.	No greater than 6 weeks since completion of prior therapy, which includes surgery with or without radiation or chemotherapy

	5.	Mucin 1-positive tumor

	6.	Life expectancy of at least 6 months in the investigator’s opinion

Clinical trial identifier: NCT02310971	https://clinicaltrials.gov/ct2/show/NCT02310971?term=NCT02310971&rank=1

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Following the acquisition of Immutep SA, which remains subject to completion, Prima will own a number of different immunotherapy products in preclinical and clinical development. www.primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889